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                                                                 EXHIBIT 37



                               [Loewen Letterhead]



                                 August 19, 1988


                                                             VIA FEDERAL EXPRESS



Mr. Tim Hogenkamp
5161 Scarsdale Cove
Cincinnati, Ohio  45248
U.S.A.

Dear Tim:

We thoroughly enjoyed our dinner meeting and discussions in Toronto. Please be advised that The Loewen Group Inc. (the "Company") hereby makes an offer of employment in accordance with the following terms and conditions:

(a) You will be employed as Vice President, Operations of the Company with employment to commence on September 19, 1988.

(b) Your responsibilities will be those described in the attached job description (Schedule "A").

(c)  Your compensation will be made up of the following:

          (i) a base management salary of $130,000 per annum payable on a twice monthly basis.

         (ii) reimbursement of your $18,500 (U.S. funds) bonus from your current employer which will be lost as a result of your acceptance of employment with us (payable on November 30, 1988).

         (iii) $400 per month automobile expense allowance.

         (iv) the provision of an executive stock option plan whereby you will be able to purchase 7500 common shares of the company per year for 4 years at a per share price which is 10% below the market value price of the stock on the day we enter into the stock option agreement. This will provide options on 30,000 common shares in total over the 4 year period. Your rights to purchase will take place at 12 month intervals commencing September 30, 1989.

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          (v)  Reimbursement of mutually agreeable relocation expenses including temporary housing for 90 days following commencement of employment.

(d) The employment engagement can be terminated on 6 months notice by either party.

We look forward to your acceptance and will do whatever possible to work with you in expediting your acceptance for employment by Canadian Immigration authorities on both a temporary and permanent basis. Please sign both copies of the enclosed offer by Wednesday, August 24, 1988 and return one copy to our office.

Yours very truly,

/s/ Raymond L. Loewen
-------------------------
Raymond L. Loewen
President

RLL/lbh


                                   Accepted this ___ day of
                                   August, 1988.


                                   /s/ Tim Hogenkamp
                                   --------------------------
                                   Tim Hogenkamp